

TALISMAN ENERGY DELIVERS A NEW STRATEGIC FRAMEWORK

CALGARY, Alberta – May 20, 2008 – Talisman Energy Inc. will provide details about its new corporate strategy tomorrow morning in New York, followed by sessions in Toronto (May 22, 2008) and Calgary (May 23, 2008). The New York presentation will be available live on Talisman's website starting at 8:30 am eastern daylight time and a replay will be posted later in the day.

"With this new strategy I am very excited about Talisman's future," said John Manzoni, President and Chief Executive Officer. "When I arrived nine months ago, I saw a Company with talented, energized people and a large diverse asset base. However, it was also evident the acquire and exploit strategy which had worked extremely well for over a decade, needed rethinking.

"We started with four objectives. First, we wanted to lengthen the stride, creating a portfolio which gave confidence in longer-term production growth. The second objective was to increase our focus on fewer, more material assets. Third, was the requirement to maintain healthy returns through capital discipline, while delivering sustainable growth. And last, but not least, we set about to improve our delivery against the targets we set.

"I am confident that we have identified a way forward with an action plan that will focus the portfolio, grow the existing base, evaluate and exploit new growth opportunities and optimize our global exploration program.

"As we reposition the portfolio over the next 18 months, we expect production to grow at an average annual rate of between 5-8%, based on our continuing operations at the end of 2007. We see the majority of this growth coming from development projects nearing completion in Norway and Southeast Asia. This growth range includes the impact of additional non-core asset disposals planned for this period. As we complete the majority of the rationalization program, we expect to increase production 5-10% annually from the end of 2009 through 2012.

"Between now and the end of 2009 we plan to spend $1.1-1.3 billion evaluating a material part of the natural gas potential within our 2.5 million net acres of unconventional land in North America. Of the total, $900 million is budgeted for development programs in areas where we have seen early success. This includes drilling approximately 200 wells in the Outer Foothills, Montney and Bakken areas. Additionally, we expect to spend up to $420 million on pilot programs in other parts of the Outer Foothills and Montney, as well as in Quebec and Appalachia. By the end of 2009, we will be able to make informed choices about ongoing levels of investment into our unconventional resource plays.

"We will continue to invest into our existing operations in North America and the UK North Sea, giving us a firm base to underpin production growth elsewhere. Our objective is to reposition our UK business as a steady, high quality stream of cash flow, with a sustainable production level of between 80,000-100,000 boe/d through 2013, from existing assets. We will continue to be a major conventional natural gas producer in North America, particularly in the high deliverability deep parts of the basin and multi-zone plays.

"Southeast Asia will also play a major role in the portfolio. This is a low cost region with built in long-term growth and high returns. Talisman's production in the region is underpinned by long-life natural gas contracts. We have doubled our production in the region over the past five years and see the potential to double it again in the next five from identified development projects. We are also excited by recent oil discoveries in Vietnam and the potential of our offshore acreage in Indonesia.

"In addition to three core asset areas, we see an additional two areas with significant growth potential. These are North Africa, a prolific hydrocarbon basin where Talisman has had a presence since 1994, and South America, where we can utilize our world class expertise in thrust and fold plays.

"Finally, Talisman plans to optimize its global exploration program, supporting core area growth in the short term while increasing the emphasis on larger pool sizes. Talisman has had a successful exploration track record but consistent with the previous strategy, spending was largely focussed on opportunities close to existing Talisman infrastructure.

"We expect to make substantial progress on focusing the portfolio. Although timing will clearly depend on the markets, we anticipate disposing of 35,000-45,000 boe/d of production, with expected proceeds of between $1.5-2.0 billion by the end of next year.

"We plan to increase capital spending by $500 million this year, to a total of $4.9 billion, with the increment due to unconventional gas programs in North America. Next year we expect to spend up to $5.8 billion, but the final amount will depend on the success and pace of our unconventional natural gas programs.

"We also expect to generate substantial free cash flow over the transition period from the combination of asset sales and our growing production base, depending, of course, on the price environment. The cash generated will more than fund the additional capital requirements. If we are successful in our unconventional program over the next 18 months, we anticipate substantial investment starting in 2010. Therefore, during this period, we will use the cash flow to strengthen our balance sheet so that we are well placed in the success case."

TALISMAN – DELIVERING A NEW STRATEGIC FRAMEWORK (SUMMARY)

Objectives

1. Lengthen the stride to demonstrate longer-term growth.

2. Increase focus on fewer, more material assets.

3. Maintain healthy returns while delivering sustainable growth.

4. Improve delivery against achievable targets.

A Four Point Action Plan

1. *Focus the Portfolio*

    Exit non strategic areas

    - Potential non-core asset sales of 35,000-45,000 boe/d, with expected proceeds of $1.5-2.0 billion by the end of 2009.
    - Exit some countries (i.e., the Netherlands, Denmark, Trinidad & Tobago).
    - Additional non-core asset sales in the UK and North America.

    Size the UK for sustainable delivery

    - Continue to invest circa $1 billion per year on development drilling and new projects.
    - The UK will continue to generate significant free cash flow.

2. *Grow Existing Base*

    NAO, UK assets as firm base

    - Size the UK to produce 80,000-100,000 boe/d through at least 2013 from existing assets.
    - Continue to invest in core conventional North America natural gas areas with a view to keeping conventional production relatively flat.

    Grow Southeast Asia, Norway

    - Southeast Asia production has doubled in the past five years and has the potential to double again in the next five (e.g. increasing Corridor volumes, Northern Fields development, Song Doc).
    - Norway volumes will increase significantly with completion of the Rev (2008) and Yme (2009) developments.

3. *New Growth Opportunities*

   Determine unconventional potential in NAO

   - Talisman has built a large (2.5 million net acre) unconventional land base.
   - Focus areas are: Outer Foothills, Montney, Bakken, Appalachia and Quebec.
   - The Company plans to spend $800-900 million on unconventional development projects over the next 18 months.
   - An additional $300-400 million is planned for unconventional pilots over the same period.
   - A total of 240-290 wells could be drilled as part of these programs.

   Potential Future Growth in North Africa, South America

   - Talisman has been active in Algeria since 1994. This is a very prolific hydrocarbon basin.
   - The Company plans to drill up to eight exploration wells in Colombia and Peru through the end of 2009.

4. *Optimize Global Exploration*

   Support core area growth in the short term

   - The Company will maintain active exploration programs in its core areas.
   - Exploration spending is expected to average $700 million per year through 2010.

   Increase focus toward larger pool sizes

   - Future focus areas include the Barents Sea (Norway), the central North Sea (UK), Colombia and Peru.
   - The Company plans to drill up to 28 key exploration wells over the next 18 months.

Production and Capital Spending

- Base production through 2009, including the effect of planned asset sales, is expected to increase by an average of 5-8% per annum.
- International development projects are expected to add over 100,000 boe/d of new production by the end of 2009.
- Production growth from the end of 2009 through 2012 is expected to average 5-10% per annum.
- Capital spending for 2008 will be increased. It is expected that an additional $500 million will be allocated for unconventional gas programs, bringing the total to $4.9 billion.
- Depending on the success and pace of these unconventional natural gas programs, capital spending in 2009 could be as much as $5.8 billion. ($2.6 billion North America, $1.2 billion Norway, $1.0 billion UK, $1.0 billion Southeast Asia & other)
- Despite increased spending, the Company expects to generate significant free cash flow over the next 18 months.

A media advisory session will be held in Toronto in the Conservatory on Sixteen (room C2) at the St. Andrew's Club & Conference Centre at 1:15 pm on May 22, 2008.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia, and North Africa. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Senior Manager, Corporate & Investor Communications	Christopher J. LeGallais Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

Talisman Website: www.talisman-energy.com

13-08

Forward-Looking Information

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business plans for drilling, exploration, development and estimated timing and estimated cost;
- estimates of production, production growth, production per share and operations or financial performance;
- business strategy and plans;
- estimated amounts and timing of capital expenditures;
- expected asset dispositions, associated timing, and anticipated proceeds; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Information regarding business plans for drilling, exploration, development and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the ability of the Company to retain current employees and to attract new employees with the necessary skills to implement the Company's strategy;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- competitive actions of other companies, including increased competition from other oil and gas companies;
- changes in general economic and business conditions; and
- results of the Company's hedging programs.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Gross Production

Throughout this press release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts. U.S. readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

<u>Boe conversion</u>

Throughout this press release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

<u>Non-GAAP Financial Measures</u>

Included in this press release are references to a financial measure referred to as free cash flow. This term is not defined by GAAP in either Canada or the U.S. Consequently, it is referred to as a non-GAAP measure. Talisman's reported results of free cash flow may not be comparable to similarly titled measures reported by other companies. Free cash flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders. Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt. Cash flow represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.